March 26, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Jackson Market Link Pro Advisory II) File No. 333-268101

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Post-Effective Amendment No. 2 to the Registration Statement on Form S-1.

In reliance on Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), the Company respectfully requests selective review of the Registration Statement. Except as identified below, the disclosure set forth in the Registration Statement is substantially similar to the disclosure included in Post-Effective Amendment No. 1 to the Prior Registration Statement, which was declared effective by the Commission on May 15, 2023.

The only material change reflected in the Registration Statement is the addition of a new GMWB rider, which is under concurrent review by the staff under Post-Effective Amendment No. 2 to the Registration Statement for Jackson Market Link Pro II (333-268090) with the same target effective date of April 29, 2024.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN
Alison Samborn
Assistant Vice President
Insurance Legal & Product Development

cc:    Sonny Oh
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).